Exhibit (a)(2)(A)

March 4, 2008

Encysive Pharmaceuticals Inc.
4848 Loop Central Drive, Suite 700
Houston, TX 77081

Dear Stockholder:

We are pleased to inform you that on February 20, 2008, Encysive Pharmaceuticals Inc. (“Encysive”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pfizer Inc., a Delaware corporation (“Pfizer”), and Explorer Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer.

Under the terms of the Merger Agreement and subject to the conditions set forth in Purchaser’s Offer to Purchase and related materials enclosed with this letter, including the minimum tender condition and the expiration or earlier termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable foreign antitrust, competition or merger control laws, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of Encysive (the “Common Stock”), together with the preferred stock purchase rights, at a purchase price of $2.35 per share, net to the seller in cash without interest, and subject to any required withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on March 31, 2008.

Following the successful completion of the cash tender offer, Purchaser will be merged with and into Encysive, with Encysive being the surviving corporation, and all shares of Common Stock not purchased in the tender offer (other than shares owned by Pfizer, Purchaser or any wholly-owned subsidiary of Pfizer or Encysive, or shares held in the treasury of Encysive or by any stockholder of Encysive who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive $2.35 in cash per share (or, if a higher amount is paid in the tender offer, such higher amount).

The Company’s board of directors has unanimously approved the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement and the transactions contemplated thereby (including the tender offer and the merger) are fair to and in the best interests of Encysive and its stockholders. Accordingly, the board of directors recommends that you accept the tender offer, tender your shares of Common Stock to Purchaser pursuant to the tender offer and, if necessary, vote to adopt the Merger Agreement.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is Purchaser’s Offer to Purchase and related materials (including a letter of transmittal for use in tendering your shares of Common Stock), which set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

George W. Cole
President and Chief Executive Officer,
Encysive Pharmaceuticals Inc.